Exhibit 4.8

(Translation)

MERGER AGREEMENT

THIS MERGER AGREEMENT (the “Agreement”) is made and entered into as of February 26, 2004 (the “Effective Date”) by and between

United Microelectronics Corporation, a Republic of China (“R.O.C.”) company limited by shares with its registered offices at No.3, Li-Hsin Rd. II, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C (“UMC”), and

SiS Microelectronics Corporation, an R.O.C. company limited by shares with it registered office at 4th Floor, No. 16, Yuan-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan, R.O.C. (“SiSMC”).

Each of UMC and SiSMC may be referred individually as a “Party” and collectively as the “Parties” hereunder.

WHEREAS, in order to effectively integrate resources, reduce the operation costs, expand the economic scale, and therefore strengthen the financial structure, enhance the profitability and ability of competition globally, the Parties, which have similar nature of business, intend to implement a statutory merger (the “Merger”) in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, the Parties hereto agree as follows:

1.	The Parties agree that SiSMC shall be merged with and into UMC. The sole separate corporate existence of SiSMC shall cease and UMC shall continue as the surviving company (the “Surviving Company”). The name of the Surviving Company shall be United Microelectronics Corporation.

2.	As of the Effective Date, the authorized capital of UMC is NT$220,000,000,000, divided into 22,000,000,000 common shares with a par value of NT$10 each, and may be issued by installments. The paid-in capital of UMC is NT$161,407,434,630; provided that, UMC is contractually obligated to issue additional common shares to the holders of its convertible bonds upon their exercise of the conversion rights.

3.	As of the Effective Date, the authorized capital of SiSMC is NT$8,000,000,000, divided into 800,000,000 common shares with a par value of NT$10 each, and the shares of SiSMC is fully issued.

4.	The Parties agree that, except as otherwise provided in Section 6 hereof, at the effective time of this Merger (the “Effective Time”), two point two four (2.24) SiSMC shares will be exchanged into one (1) UMC share (the “Share Exchange Ratio”), which is determined by and in accordance with audited financial statements as of the date of December 31, 2003 (the “Record Date”), the opinion of Share Exchange Ratio rendered by independent expert, and other related factors. At the Effective Time, UMC shall, based on the Share Exchange Ratio, issue 357,142,857 new common shares to the shareholders of SiSMC. The fragment share constituting less than one (1) share shall otherwise be distributed in the form of cash, proportionally, and UMC will authorize its chairman to contact specific persons to subscribe those fragment shares at par.

5.	After the completion of the Merger, the authorized capital of UMC will be NT$220,000,000,000, divided into 22,000,000,000 common shares with a par value of NT$10 each, and may be issued by installments. The paid-in capital of UMC will be NT$164,978,863,200, divided into 16,497,886,320 common shares; provided that, UMC is contractually obligated to issue additional common shares to the holders of its convertible bonds upon their exercise of the conversion rights. The rights and obligations of the newly issued shares by UMC for this Merger shall be the same as those of its other existing shares.

6.	The Share Exchange Ratio described in Section 4 shall not be adjusted unless any of the following events occurs:

a.	Capital increase for cash, issuance of convertible corporate bonds, issuance of stock dividends, issuance of corporate bonds with share subscription rights, issuance of preferred shares with share subscription rights, issuance of warrants, or other securities with rights to convert or exchange to shares;

b.	Any actions which affect the operation or business of the company, including, without limitation, the disposition of material assets of the company;

c.	Any events which affect shareholders’ rights or benefits or market price of the shares, including, without limitation, the occurrence of fatal disasters or substantial technological breakthrough;

d.	Adjustment resulted from buying back the treasury stock by UMC; or

e.	The necessity to adjust the Share Exchange Ratio pursuant to the competent authorities’ requirements, or for the purpose of obtaining the approvals of the competent authorities in connection with this Merger (including the approvals to maintain the listing status of the Surviving Company after the Merger and of issuance of new shares for this Merger)

In the event of occurrence of preceding events, the adjustment of the Share Exchange Ratio shall be mutually determined by the board of directors of the Parties and the amount of new shares which will be issued by UMC for this Merger and the capital of UMC after the Merger shall also be adjusted accordingly.

7.	After obtaining all the approvals of the board of directors of the Parties and the competent authorities with respect to the Merger, the Effective Time shall be mutually determined by the board of directors of the Parties, or by the chairmen of both Parties if being authorized by their board of directors.

8.	This Merger will be implemented in accordance with Paragraph 6, Article 18 of the R.O.C. Business Merger and Acquisition Law and SiSMC is organized by one legal entity shareholder; therefore, the Parties shall, upon the board of directors of both Parties approving this Merger, prepare a balance sheet and a statement of property, and, after the board of directors of SiSMC approving this Merger, SiSMC shall give a notice to each of its creditors as well as a public notice of such resolution, which notice shall set up a time limit of not less than thirty (30) days within which the creditors may raise their objections, if any, to such resolution. In the event that any such objection raised by the creditors of SiSMC within the time limit, SiSMC shall liquidate such liabilities or provide an appropriate security for the claims of such creditors.

9.	At the Effective Time, UMC shall succeed all the assets and liabilities listed on SiSMC’s financial statements, and any existing rights and obligations of SiSMC as of the Effective Time (including, without limitation, patents, copyrights, trademarks, etc.).

10.	UMC agrees, after the Effective Time, to retain the employees of SiSMC who consent to be continually employed by UMC. The terms and conditions of the employment of the retained employees by UMC shall be the same as those of the previous employment of the said employees by SiSMC. The working years in the SiSMC prior to the Effective Time of the retained employees shall be admitted by UMC. UMC shall pay severance fees in the event that UMC determines to terminate the employment with its employees after the Effective Time.

11.	Except as otherwise provided herein and/or subject to tax exemption under applicable laws, all taxes, fees, and expenses incurred in connection with this Agreement and/or the performance of this Agreement shall be born by UMC. In the event that this Agreement becomes null and invalid due to the failure to obtain any and all of the competent authorities’ approvals in connection with this Merger or other reasons, the Parties shall equally share the incurred attorney fees, accountant fees, and relevant expert fees resulting from rendering the opinions with respect to this Merger.

12.	After the completion of the Merger, UMC will convene a shareholders’ meeting according to applicable laws to elect new chairman, directors, and/or supervisors, if necessary.

13.	After the completion of the Merger, the then existing articles of incorporation of UMC shall be that of the Surviving Company and may be amended, if necessary.

14.	All completed statutory procedures shall be resumed if there is an increase or change of the parties which will join this Merger after the Effective Date.

15.	After the Record Date, UMC may buy back its common shares in an amount of 1,415,232,000 shares as the treasury stocks according to applicable laws and regulations.UMC will implement the buy back, if any, in accordance with applicable laws and regulations, and the Rules for Share Buy Back Procedure promulgated by itself.

16.	If any term or provision of this Agreement is invalid, illegal or unenforceable by operation of any applicable law or regulation, the remainder of this Agreement shall nevertheless remain in full force and effect. The term or provision which is invalid, illegal, or unenforceable shall be substituted by relevant applicable law or regulation or amended, to the extent permitted by law, by mutual agreement of chairmen of the Parties, each of whom is authorized by the board of directors, respectively. In addition, if there is a necessity to amend any term or provision of this Agreement pursuant to any competent authority’s requirement or applicable laws, or subject to then circumstances, such term or provision may be so amended in accordance with the any competent authority’s requirement, or be amended by mutual agreement of chairmen of the Parties, each of whom is authorized by the board of directors, respectively, in accordance with such competent authority’s requirement, applicable laws, or pursuant to then circumstances.

17.	This agreement shall be governed by and construed in accordance with the laws of the R.O.C. The Parties agree that the Taipei District Court of the R.O.C. shall have the exclusive jurisdiction over any dispute arising out of or in connection with this Merger.

18.	After the approvals of the board of directors of the Parties, this Agreement shall be executed by the authorized representative of each Party and shall become effective. The Parties agree that in the event of the failure to obtain any and all of the competent authorities’ approvals in connection with this Merger, this Agreement shall retrospectively become null and invalid from the Effective Date.

19.	This Agreement shall be executed in two originals and two duplicates. Each of the Party will hold one original and one duplicate.

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the Effective Date first written above.

United Microelectronics Corporation

BY:	/s/ Robert H.C. Tsao
Name:	Robert H.C. Tsao
Title:	Chairman

SiS Microelectronics Corporation

BY:	/s/ John Hsuan
Name:	John Hsuan
Title:	Chairman